

Ridgeway Petroleum Corp.


SEC MAIL
RECEIVED
PROCESSING
MAR 2 0 2006
WASH. D.C.
209
SECTION
COPY


06011829

NEWS RELEASE

RIDGEWAY PETROLEUM ACQUIRES ADDITIONAL ACREAGE AND PROPOSES TO EXTEND WARRANTS

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, October 21, 2005-- Ridgeway Petroleum Corp. is pleased to announce that it has acquired additional leases totaling approximately 17,200 acres within the central field area of the St. Johns Helium and CO_2 Field, Apache County, Arizona. This acreage is strategically located along the crestal portion of the field, and, based on offsetting well control, is expected to contain thick sequences of gas bearing reservoirs. The addition of this acreage solidifies the Company's land position and is expected to facilitate ongoing farm out discussions and Unit agreement negotiations.

The Company also announces that it is proposing, subject to regulatory approval, to extend the expiry date to May 5, 2006, of 1,009,000 outstanding non-transferable share purchase warrants issued on November 5, 2004. Each warrant entitles the purchase of one common share of the Company at a price of $1.00 per share.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



FOR Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.



1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com



Ridgeway
Petroleum Corp.


SEC MAIL
PROCESSING
RECEIVED
MAR 2 0 2006
WASH. D.C.
SECTION
209

NEWS RELEASE

Ridgeway Grants Incentive Stock Options

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, December 28, 2005--Ridgeway Petroleum Corp. (the "Company") announces the grant, subject to regulatory approval, of incentive stock options entitling the purchase, for a period of five years, of up to 260,000 shares of the Company at a price of $0.60 per share pursuant to the terms of the Company's Stock Option Plan approved by shareholders on June 15, 2005.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.



ON BEHALF OF THE BOARD OF DIRECTORS

FOR

Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com



Ridgeway
Petroleum Corp.


MAR 2 0 2006
SECTION
WASH, D.C.

NEWS RELEASE

RIDGEWAY PETROLEUM RETAINS COKER, PALMER, PHILLIPS & MULLEN FOR PROPOSED FINANCING

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, November 9, 2005-- Ridgeway Petroleum Corp. (the "Company") is pleased to announce that it has retained the securities brokerage firm of Coker, Palmer, Phillips & Mullen ("CPPM") as the managing dealer of a proposed placement of U.S.$10 million to U.S.$20 million of Convertible Preference Shares of the Company.

CPPM has been retained on a "best efforts" basis. It is anticipated that the transaction will be done in the form of a private placement for accredited investors only. The terms and conditions of this proposed financing will be finalized upon the placement of these securities.

The proceeds of this placement would be used to implement the Company's strategic goal of becoming cash flow positive in 2006. The Company would continue with the design, construction and operation of a helium and CO_2 plant with productive capacity of 25 million cubic feet of raw gas per day. The production from this plant will allow the Company to gain extensive data regarding well deliverability, gas composition and pressures while, at the same time, providing sufficient cash flow to cover expenses and corporate overhead. Additional capital provided by this financing would be used to further appraise the extent of the St. Johns helium and CO_2 field thereby allowing the Company to seek out potential long term CO_2 gas contracts for delivery into either the Permian Basin or California.

Over the last few months, the Company has had extensive discussions with several third party groups regarding the development of the St. Johns field and has come to the conclusion that in order to maximize the value of the asset, it must go it alone to further define the size and productive capabilities of the Field.

Ridgeway Petroleum is a development stage company that has leased approximately 247,000 acres of land in Arizona and New Mexico where the Company has identified a significant accumulation of helium and carbon dioxide gases. Development of the project could lead the Company to becoming one of North America's largest suppliers of these gases to Industry.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Coker, Palmer, Phillips & Mullen is a full service securities brokerage firm with offices in Jackson, MS and Indianapolis, IN serving retail and institutional customers. With the recent addition of a New Orleans, LA office, CPPM has added institutional expertise in the energy sector.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.



Ridgeway
Petroleum Corp.



SEC MAIL
RECEIVED
PROCESSING
MAR 2 0 2006
WASH. DC
209
SECTION

NEWS RELEASE

RIDGEWAY PETROLEUM CLOSES INTERIM DEBT FINANCING

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, January 25, 2006-- Ridgeway Petroleum Corp. (the "Company") has closed the previously announced senior secured Note placement of US$2,000,000. The Note bears interest at 1 1/2% per month, has a twelve month term and matures on December 23, 2006. The Company has the right to repay the Note prior to maturity without penalty. A bonus of 1,000,000 non-transferable warrants of the Company ("Warrants") was granted to the lender. Each Warrant entitles the holder to purchase one share of the Company at a price of Cdn$0.50 per share until the maturity date of the note. The Company also paid a finder's fee of US$100,000 and 60,000 Warrants in connection with this financing. The Warrants and any shares issued on their exercise are subject to a four-month hold period expiring on May 25, 2006.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



FOR Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com



Ridgeway
Petroleum Corp.

COPY


SEC MAIL PROCESSING
RECEIVED
MAR 2 0 2006
WASH, D.C.
209
SECTION

NEWS RELEASE

RIDGEWAY PETROLEUM ANNOUNCES INTERIM DEBT FINANCING

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, December 29, 2005-- Ridgeway Petroleum Corp. (the "Company") announces a senior secured note placement of US$2,000,000. The note will bear interest at 1 1/2% per month, will have a twelve month term and will mature on or before December 23, 2006. The Company has the right to repay the note prior to maturity without penalty. A bonus of 1,000,000 non-transferable warrants of the Company will be granted to the lender that will be subject to a four-month hold period. Each warrant will entitle the holder to purchase one share of the Company at a price of Cdn$0.50 per share until the maturity date of the note. The note placement and grant of bonus warrants are subject to regulatory approval.

This interim financing will allow the Company to continue with the previously announced US$20mm financing and be well capitalized during the formal due diligence period. To date, the Company has made presentations to various interested parties and several parties have expressed an interest in participating. It is anticipated that the larger financing will be completed early in the first quarter of 2006.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

The proceeds of the placement will be used for front-end engineering and design studies, repayment of an outstanding loan and lease rental payments on the Company's St. Johns Helium/CO_2 Project in Arizona and New Mexico and for general working capital.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



FOR Barry D. Lasker, President

THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.


Ridgeway
Petroleum Corp.


SEC MAIL
RECEIVED
PROCESSING
MAR 2 0 2006
WASH. D.C.
209
SECTION
COPY

NEWS RELEASE

RIDGEWAY PROVIDES OPERATIONS UPDATE

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, March 9, 2006-- Ridgeway Petroleum Corp. (the "Company") is pleased to announce that it has closed the purchase of an air drilling rig capable of drilling to basement at its St. Johns Helium/CO_2 field in Arizona/ New Mexico. The rig is currently on the road to Tulsa, Oklahoma where it will be upgraded to satisfy the specific drilling requirements of the St. Johns field. In addition, the Company has also completed the purchase of 90 joints of drill pipe that will be used for the upcoming drilling program. The purchase of this rig is an important step towards accelerating the proposed 15 well drilling program that will begin later this summer. This drilling program is expected to "prove" up at least 2 to 3 trillion cubic feet of recoverable gas that would underpin a resource base capable of providing a minimum of 250 million cubic feet per day of feedstock gas to enhanced oil recovery projects in the Permian Basin and potentially within California.

With the current tightness in the drilling and service industries, the purchase of this rig will enable the Company to be more aggressive in the size and timing of this year's drilling program. It will also be a more cost effective operation in the long run due to the lower day rates and mobilization and demobilization charges associated with the direct ownership of the drilling rig.

For more information please contact Don Currie, toll free 1-888-990-3551 or Barry Lasker on 713-626-9564 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



Barry D. Lasker
FOR President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Form 52-109FT2-Certification of Interim Filings during Transition Period


SEC MAIL
PROCESSING
RECEIVED
MAR 2 0 2006
SECTION

I, B. D. Lasker, President of Ridgeway Petroleum Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: November 16, 2005

Signature: "Barry D. Lasker"

Title: President

Form 52-109FT2-Certification of Interim Filings during Transition Period

I, J. B. Petrie, Chief Financial Officer of Ridgeway Petroleum Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: November 16, 2005

Signature: "J. Bruce Petrie"

Title: Chief Financial Officer

Ridgeway Petroleum Corp.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED BALANCE SHEET

	September 30 2005	December 31 2004
Assets		
Current assets		
Cash	$ 387,256	$ 22,286
Accounts receivable	5,318	3,032
Prepaid expenses and deposits	151,395	151,292
	543,969	176,610
Office furniture and equipment and automotive, at cost	176,374	172,586
Less: Accumulated depreciation (*Note 2)*	(130,550)	(122,288)
	45,824	50,298
Resource properties, net *(Note 3)*	41,544,043	40,841,853
	$ 42,133,836	$ 41,068,761
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 134,767	$ 237,561
Promissory note *(Note 9)*	581,350	-
	716,117	237,561
Asset retirement obligation *(Notes 2 and 4)*	249,819	208,543
Future income tax liability *(Note 6)*	8,396,456	8,396,456
Shareholders' Equity		
Equity instruments (*Note 5)*	66,373,693	64,326,966
Contributed surplus *(Note 5)*	3,596,575	3,129,868
Deficit	(37,030,419)	(35,062,228)
Common shares acquired, at cost *(Note 5)*	(168,405)	(168,405)
	32,771,444	32,226,201
	$ 42,133,836	$ 41,068,761

Ability to continue operations (Note 1)

Approved by the Board **"K. B. Sparks"** **Director** **"B. D. Lasker"** **Director**

K. B. Sparks B. D. Lasker

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Nine months ended September 30	
	2005	2004
Revenues		
Proceeds received settlement of legal matters	$ -	$ 100,000
Interest and other income	5,629	1,907
	5,629	101,907
Expenses		
Accretion of asset retirement obligation *(Notes 2 and 4)*	14,076	9,814
Consulting fees	481,717	474,954
Depreciation	8,262	10,938
Foreign currency translation (gain)	6,254	(41,073)
Insurance	26,780	31,116
Interest and financing *(Note 9)*	124,487	-
Land management services	18,811	28,186
Legal	253,633	96,484
Office and equipment	129,424	140,355
Other	17,906	8,598
Promotion	18,306	54,759
Stock-based compensation *(Note 5)*	436,790	310,000
Transfer agent and stock exchange fees	46,285	42,771
Travel	26,641	17,233
Wages and salaries	364,448	277,651
	1,973,820	1,461,786
Loss for the period	(1,968,191)	(1,359,879)
Deficit, beginning of period	(35,062,228)	(32,883,687)
Deficit, end of period	$(37,030,419)	$(34,243,566)
Loss per share-Basic and diluted	$ (0.05)	$ (0.04)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Quarter ended September 30 2005	2004
Revenues		
Interest and other income	**$ 4,416**	$ 599
	4,416	599
Expenses		
Accretion of asset retirement obligation (*Notes 2 and 4)*	**4,692**	2,416
Consulting fees	**91,773**	150,321
Depreciation	**2,881**	3,646
Foreign currency translation (gain)	**1,130**	6,193
Insurance	**9,544**	10,747
Interest and financing *(Note 9)*	**8,891**	-
Land management services	**4,527**	7,950
Legal	**115,147**	28,587
Office and equipment	**35,966**	42,384
Other	**4,989**	4,737
Promotion	**3,957**	15,789
Stock-based compensation *(Note 5)*	**43,750**	-
Transfer agent and stock exchange fees	**3,346**	11,454
Travel	**2,412**	5,306
Wages and salaries	**132,282**	102,850
	465,287	392,380
Loss for the period	**(460,871)**	(391,781)
Deficit, beginning of period	**(36,569,548)**	(33,851,785)
Deficit, end of period	**$(37,030,419)**	$(34,243,566)
Loss per share-Basic and diluted	**$ (0.01)**	$ (0.01)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30 2005	Nine months ended September 30 2004
Cash (used in) provided by operating activities		
Net loss for the period	**$ (1,968,191)**	$ (1,359,879)
Items not affecting cash		
Accretion of asset retirement obligation	**14,076**	9,814
Stock-based compensation	**436,790**	310,000
Depreciation	**8,262**	10,938
	(1,509,063)	(1,029,127)
Asset retirement obligation settlement	**-**	(113,635)
Changes in non-cash working capital	**632,148**	34,782
Cash (used in) provided by operating activities	**(876,915)**	(1,107,980)
Cash provided by (used in) investing activities		
Property expenditures	**(674,990)**	(1,959,247)
Office furniture and equipment expenditures	**(3,788)**	-
Changes in non-cash working capital	**(155,981)**	242,760
Cash provided by (used in) investing activities	**(834,759)**	(1,716,487)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	**2,076,644**	1,286,720
Cash provided by (used in) financing activities	**2,076,644**	1,286,720
Increase (decrease) in cash	**364,970**	(1,537,747)
Cash, beginning of period	**22,286**	1,550,968
Cash, end of period	**$ 387,256**	$ 13,221

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter ended September 30 2005	2004
Cash (used in) provided by operating activities		
Net loss for the period	$ (460,871)	$ (391,781)
Items not affecting cash		
Accretion of asset retirement obligation	4,692	2,416
Stock-based compensation	43,750	-
Depreciation	2,881	3,646
	(409,548)	(385,719)
Changes in non-cash working capital	540,384	(514,882
Cash (used in) provided by operating activities	130,836	(900,601)
Cash provided by (used in) investing activities		
Property expenditures	(121,018)	(281,669)
Changes in non-cash working capital	8,411	(116,462)
Cash provided by (used in) investing activities	(112,607)	(398,131)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	-	841,670
Cash provided by (used in) financing activities	-	841,670
Increase (decrease) in cash	18,229	(457,062)
Cash, beginning of period	369,027	470,283
Cash, end of period	$ 387,256	$ 13,221

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005

1 *Ability to continue operations*

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico. The Company has spent approximately $41,464,000 to date in acquiring, exploring and developing the project. As disclosed in the Consolidated Statements of Operations and Deficit and Cash Flows respectively, the net loss for the period was $1,968,191 and the cash used in operating activities was $876,915. Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives including the holding of a number of meetings with key potential users of carbon dioxide for enhanced oil recovery purposes, primarily in California. The securing of long term contracts for carbon dioxide is the critical step in this process. If these contracts are not obtained, the Company may not be able to fully realize its assets.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by quarter end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

2 *Summary of significant accounting policies*

These financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiary Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

Revenue recognition
Revenue from the production of crude carbon dioxide is recognized at the time title passes to the purchaser.

Cash and cash equivalents
Cash and cash equivalents includes short-term investments with a maturity of three months or less when purchased.

Resource properties
Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. Commencing July 1, 2002, these capitalized costs were being depleted using the unit of production method, based on the estimated volumes of gas to be produced during the twenty-year contract to provide crude carbon dioxide for a liquids plant located within the field until the plant ceased operations in July 2003. It is uncertain when the plant will resume operations. The carrying value of the Company's resource properties is subject to an annual assessment for potential impairment. Any impairment loss is the difference between the carrying value of the properties and its net recoverable amount (undiscounted).

Asset retirement obligation
The Company provides for asset retirement obligations. Liabilities are recognized for retirement obligations associated with tangible long-lived assets, such as well sites. The obligations are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs are included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock-based compensation
The Company periodically grants stock options to directors and employees of the Company. The Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option pricing model (see Note 5).

Per share data
The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the period, which was used for purposes of the computation of per share data, was 42,491,600 (2004-39,666,400).

3 Resource properties

	September 30	
	2005	2004
Balance, beginning of period	**$40,841,853**	$38,389,475
Add: Expenditures	**674,990**	1,959,247
Revision of asset retirement obligation estiamte	**27,200**	-
Balance, end of period	**$41,544,043**	$40,348,722

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprise primarily drilling costs and include approximately $6,065,000 of lease acquisition and rental costs (2004 - 5,460,000). Also included in resource property costs are asset retirement costs of $241,393 (2004--$130,261).

4 Asset retirement obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of resource properties.

	September 30 2005	2004
Balance, beginning of period	$ 208,543	$ 218,461
Add: Accretion expense	14,076	9,814
Revision of asset retirement obligation estimate	27,200	
Deduct: Liabilities settled	-	(113,635)
Balance, end of period	$ 249,819	$ 114,640

The total undiscounted amount of estimated cash flows required to settle the obligations is $903,896 (2004--$504,808), which has been discounted using a credit-adjusted risk free rate of 9%. Most of these obligations are not expected to be paid for many years in the future and will be funded from general Company resources at the time of retirement.

5 Equity instruments

(a) Authorized
25,000,000 preference shares of no par value
100,000,000 common shares of no par value

(b) Issued and outstanding

	September 30, 2005		September 30, 2004	
	Number	Amount	Number	Amount
Common shares				
Balance, beginning of period	41,175,855	$ 64,222,051	39,444,901	$ 62,255,279
Issued				
Warrants--cash	10,000	10,000	65,000	152,750
--assigned value		500		3,250
Bonus shares--Debenture *(Note 9)*	125,000	100,000	-	-
Private Placements, net	2,191,138	1,940,774	480,954	817,622
Incentive stock options	-	-	166,000	292,300
Balance, end of period	43,501,993	$ 66,273,325	40,156,855	$ 63,521,201

Warrants						
Balance, beginning of period	**2,098,286**	**$**	**104,915**	943,332	$	47,167
Exercised	**(10,000)**		**(500)**	(65,000)		(3,250)
Expired (transferred to Contributed Surplus)	**(598,332)**		**(29,917)**	-		-
Private Placements	**928,220**		**25,870**	480,954		24,048
Balance, end of period	**2,418,174**		**100,368**	1,359,286		67,965
Total equity instruments		**$**	**66,373,693**		$	63,589,166

At September 30, 2005, common share purchase warrants to purchase 2,418,174 common shares at exercise prices ranging from $1.00 to $2.00 were outstanding. These warrants expire in 2006. During the twelve months ended September 30, 2002, the Company acquired 85,200 of its common shares, pursuant to a normal course issuer bid, at a cost of $168,405.

(c) Stock options

The following tables summarize the information about currently exercisable stock options to purchase common shares at September 30, 2005:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of period	4,015,000	$1.96
Granted	850,000	1.02
Cancelled	(425,000)	3.16
Expired	(350,000)	2.49
Balance, end of period	4,090,000	$1.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005

Exercise Price ($)	**Outstanding Stock Options**	
	Number of Options	Weighted Average Remaining Contractual Life (Months)
0.95	100,000	58
1.00	1,590,000	25
1.00	300,000	53
1.03	50,000	56
1.05	400,000	55
2.45	1,650,000	10
	4,090,000	25.3

The following table summarizes the information about currently exercisable stock options to purchase common shares at September 30, 2004:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of period	3,800,000	$2.31
Granted	250,000	3.30
Exercised	(166,000)	1.76
Expired	(365,000)	2.81
Balance, end of period	3,519,000	$2.35

As described in Note 2, the Company records stock-based compensation expense in the consolidated financial statements for stock options granted to directors and employees using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The grant-date fair value of the options granted during the quarter ended March 31, 2005 was $0.52 per option with the following assumptions: risk free interest rate--3.1%, expected lives (years)--3.0, expected volatility--0.724. The average grant-date fair value of the options granted during the quarter ended June 30, 2005 was $0.52 per option with the following assumptions: risk free interest rate--3.1%, expected lives (years) --3.0, expected volatility--0.74. The grant-date fair value of the options granted during the quarter ended September 30, 2005 was $0.44 per option with the following assumptions: risk free interest rate--3.2%, expected lives (years)--3.0, expected volatility--0.69.

6 Income taxes

At December 31, 2004, the Company and its subsidiaries had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $15.0 million (of which approximately $5.2 million relates to U.S. subsidiaries). The potential benefit of these losses has not been recognized in these financial statements. The Canadian non-capital losses of approximately $8.4. million expire over various years up to 2012; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards. Substantially all of the Company's future income tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

7 Segmented information

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico.

For the nine months ended September 30, 2005, the Company had a net loss of $1,968,191. Approximately $481,228 of this net loss pertains to the U.S. operations.

	September 30, 2005		
	Canada	U.S.A.	Total
Office furniture and equipment and automotive	$ 75,813	$ 100,561	$ 176,374
Less: Accumulated depreciation	(63,971)	(66,579)	(130,550)
Resource properties	-	41,705,604	41,705,604
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	361,770	182,199	543,969
Total assets	$ 373,612	41,760,224	42,133,836
Capital expenditures	$ 3,788	$ 674,990	678,778

For the year ended December 31, 2004, the Company had a net loss of $2,178,541. Approximately $590,649 of this net loss and all of the production revenues pertain to the U.S. operations.

	December 31, 2004		
	Canada	**U.S.A.**	**Total**
Office furniture and equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(62,326)	(59,962)	(122,288)
Resource properties	-	41,003,414	41,003,414
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	6,682	169,928	176,610
Total assets	$ 16,381	$ 41,052,380	$ 41,068,761
Capital expenditures	$ -	$ 2,368,446	$ 2,368,446

8 *Financial instruments*

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

9 *Debenture/Promissory Note*

During the first quarter, the Company issued a $500,000 debenture bearing interest at 12% per annum with a maturity date of June 30, 2005. A debenture discount, reflecting the 125,000 bonus shares issued in connection with the placement and having a deemed value of $100,000, was amortized over the four month term of the debenture. The amortized amount is included in interest and financing expense.

During the third quarter, the Company issued a U.S.$500,000 unsecured promissory note bearing interest at 10% per annum due March 31, 2006.

10 Comparative amounts

Certain amounts relating to 2004 have been restated to conform with the presentation adopted in 2005.

11 Legal matters

The Company has been notified by Reliant Holdings, Ltd. of their intent to arbitrate a contractual dispute between the two organizations pursuant to which Reliant is claiming unliquidated damages. The Company believes this claim is without merit and has instructed its U.S. counsel to vigorously defend the matter.

Auditor review of interim financial statements

These Interim Consolidated Financial Statements have NOT been reviewed by an auditor.

Ridgeway Petroleum Corp.

FORM 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2005

November, 2005

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of appraisal and development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project") in eastern Arizona and western New Mexico. To date, the Company has spent approximately $41,464,000 in acquiring, exploring and appraising the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 247,000 acres.

General

Management's Discussion and Analysis relating to the consolidated financial statements for the nine months ended September 30, 2005 and 2004 follows. All financial data contained herein has been prepared in accordance with Canadian generally accepted accounting principles. The reporting currency is the Canadian dollar.

Since early 1997, the Company has completed a number of financings for gross proceeds of approximately $36.0 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such financings. In addition, a further $2.3 million has been raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of nineteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is potentially a world class asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase of Ridgeway's liquid helium once in production.

The Company is presently embarking on a number of initiatives with the overall objective of developing a sustainable cash flow that will initially be sufficient to cover lease rentals and corporate overhead.

In February 2005, the Board of Directors of the Company announced the appointment of Barry D. Lasker as Director, President and CEO effective immediately. Mr. Lasker is located in Houston, Texas where a new office has been established. Mr. Lasker replaced Walter B. Ruck, who announced his intended resignation as President in December 2004 pending appointment of his successor. Mr. Ruck was the founding shareholder of the Company in 1980 and remained as a Director and Chairman of the Board until his sudden passing in July 2005. In late July, Mr. Rodney L. Eson was appointed Chairman of the Company.

As previously stated, the key strategic goal for 2005/2006 is for the Company to become cash flow positive. With this in mind, the Board, in principle, has approved the design, construction and implementation of a helium and CO_2 plant with productive capacity of 25 million cubic feet of raw gas per day. The production from this plant will allow the Company to gain extensive data regarding well deliverability, gas composition and pressures while, at the same time, providing sufficient cash flow to cover expenses and corporate overhead. In the second quarter, the plant design work was completed and several long lead time items went out to tender.

A key long term goal is the securing of gas contracts for the purchase of CO_2 in the enhanced oil recovery (EOR) arena, which the Company is actively pursuing. The Company has held meetings with a number of the key potential users of CO_2 with the objective of providing their current and long-term needs. With oil prices well above U.S.$40 per barrel the incentive for additional CO_2 flooding is increasing and demand for CO_2 is growing by the day. Our most recent meetings with several EOR participants have been very encouraging, not only for Ridgeway but for the EOR industry in general.

In the longer term, the full field development plan contemplates the appraisal of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in the Permian Basin of West Texas or, potentially, into California.

In 2004, the Company completed the drilling of the 11-18 helium/CO_2 well. Initial test results reported that the deepest known productive zone has a helium content of approximately 0.575 percent. These results are significantly higher that the helium composition in either of the two wells previously tested in this zone. Notwithstanding the technical difficulties associated with this well, the initial results were positive. Further testing of the well will be deferred until such time as additional wells are drilled.

The Company had previously anticipated that, by now, Reliant Processing would have achieved their projected volume target of 500 liquid tons of CO_2 per day from their liquids plant. However, in July 2003, Reliant shut down production from the plant. In the second quarter of this year, the Company was notified by Reliant of their intent to arbitrate a contractual dispute between the two organizations pursuant to which Reliant is claiming unliquidated damages. The Company believes this claim is without merit and has instructed its U.S. counsel to vigorously defend the matter. To date, this matter has not been arbitrated.

In October 2005, the Company announced that it had acquired additional leases totaling approximately 17,200 acres within the central field area of the St. Johns Helium and CO_2 Field, Apache County, Arizona. This acreage is strategically located along the crestal portion of the field, and, based on offsetting well control, is expected to contain thick sequences of gas bearing reservoirs. The addition of this acreage solidifies the Company's land position and is expected to facilitate future appraisal activity and Unit agreement negotiations.

In November 2005, the Company announced that it had retained the securities brokerage firm of Coker, Palmer, Phillips & Mullen ("CPPM") as the managing dealer of a proposed placement of U.S.$10 million to U.S.$20 million of Convertible Preference Shares of the Company.

CPPM has been retained on a "best efforts" basis. It is anticipated that the transaction will be done in the form of a private placement for accredited investors only. The terms and conditions of this proposed financing will be finalized upon the placement of these securities.

The proceeds of this placement would be used to implement the Company's strategic goal of becoming cash flow positive in 2006. The Company would continue with the design, construction and operation of a helium and CO_2 plant with productive capacity of 25 million cubic feet of raw gas per day. The production from this plant will allow the Company to gain extensive data regarding well deliverability, gas composition and pressures while, at the same time, providing sufficient cash flow to cover expenses and corporate overhead. Additional capital provided by this financing would be used to further appraise the extent of the St. Johns helium and CO_2 field thereby allowing the Company to seek out potential long term CO_2 gas contracts for delivery into either the Permian Basin or California.

Over the last few months, the Company has had extensive discussions with several third party groups regarding the development of the St. Johns field and has come to the conclusion that in order to maximize the value of the asset, it must go it alone to further define the size and productive capabilities of the Field.

With respect to the plant construction, the detailed plant design and costing are nearing completion and discussions with several groups regarding the purchase of our gaseous helium and liquid CO_2 product from the small plan have been initiated. It is anticipated that contracts for these products will be negotiated in the near future.

Liquidity and Capital Resources

At September 30, 2005, the Company had a working capital deficit of $172,148.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of dilution on existing shareholders.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $9.6 million.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

The Company has raised approximately $2.1 million to date in 2005 through a combination of private placements and the exercise of common share purchase warrants.

In the first quarter of 2005, the Company completed a debenture placement of $500,000. The debenture earned interest at 12% per annum and was for a term of four months. In addition, 125,000 shares of the Company were issued to the lender that were subject to a four-month hold period. In the second quarter, the Company repaid the debenture, prior to its maturity, from the proceeds of a private placement.

In the second quarter of 2005, the Company completed a 1,430,266 unit private placement at $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprised one share of the company and one quarter non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

Also in the second quarter of 2005, the Company completed another private placement of 760,872 units at a price of $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprised one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

In the third quarter, the Company arranged interim unsecured debt financing of U.S.$500,000 due March 31, 2006 and bearing interest at 10% per annum. These funds should provide the Company with sufficient liquidity to determine the ultimate capital and financing requirements for attaining the Company's goal of becoming cash flow positive in 2006.

In October 2005, the Company extended the expiry date to May 5, 2006, of 1,009,000 outstanding non-transferable share purchase warrants issued on November 5, 2004. Each warrant entitles the purchase of one common share of the Company at a price of $1.00 per share.

Results of Operations
Nine Months Ended September 30, 2005 and 2004

The Company incurred a net loss of $1,968,191 for the nine months ended September 30, 2005 compared to a net loss of $1,359,879 during the same period in 2004.

The increase in the loss in the current period is the result of a number of factors.

In 2004, the Company received proceeds from the settlement of a lawsuit.

In 2005, there were increases in interest and financing, legal, stock-based compensation, travel and wages and salaries. The reduction in promotion follows the development of a business plan that resulted in a curtailment of promotional activities.

Interest and financing includes the costs related to the debenture financing in the first quarter and the promissory note in the third quarter. Legal includes fees related to contractual reviews, assessments and other corporate activities. Wages and salaries reflect, in part, the addition of the new President and CEO. Stock-based compensation includes grants of options to new personnel

An additional factor influencing the results for both periods is the continuing fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is further developed and Helium and/or CO_2 is flowing to markets.

Resource property expenditures were $674,990 in 2005 compared to $1,959,247 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project. The drilling and testing of the 11-18 helium/CO_2 well described above accounts for the higher costs in 2004.

Results of Operations
Quarter Ended September 30, 2005 and 2004

During the quarter ended September 30, 2005, the Company incurred a net loss of $460,871 compared to a net loss of $391,781 during the same period in 2004.

The primary reasons for the increase in the loss in 2005 relates to increases in legal, stock-based compensation, wages and salaries and interest and financing partially offset by reductions in consulting fees and promotion.

Legal includes fees related to contractual reviews, assessments and other corporate activities. Stock-based compensation reflections the grant of options to the new Chairman of the Company. Wages and salaries reflect, in part, the addition of the new President and CEO partially offset by the appointment of a non-salaried Chairman following the passing of Walter Ruck in July. Interest and financing includes the costs related to the promissory note issued in the third quarter.

The reduction in consulting fees reflects the cessation of the monthly fee paid to Petrie Parkman who are continuing to provide services as the various negotiation processes conclude. The reduction in promotion follows the development of a business plan that resulted in a curtailment of promotional activities.

An additional factor influencing the results for both periods is the continuing fluctuation of the Canadian dollar relative to the United States dollar as noted above.

Resource property expenditures were $121,018 in the period 2005 compared to $281,669 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project. The completion of the drilling and testing of the 11-18 helium/CO_2 well described above accounts for the higher costs in 2004.

Quarterly financial data for each of the eight most recently completed quarters is provided below. Variations from quarter to quarter reflect the timing of the revenues and expenses noted above with the largest variable being stock-based compensation.

	2005 Third	2005 Second	2005 First	2004 Fourth	2004 Third	2004 Second	2004 First	2003 Fourth
Revenues	$4,416	$1,068	$145	$8,969	$599	$100,351	$957	$893
Loss before discontinued items	$460,871	$904,095	$603,225	$818,362	$391,781	$306,624	$661,774	$390,135
Loss per common share	$0.01	$0.03	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01
Loss per fully diluted common share	$0.01	$0.03	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01
Net loss	$460,871	$904,095	$603,225	$818,362	$391,781	$306,624	$661,774	$390,135
Net loss per common share	$0.01	$0.03	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01
Net loss per fully diluted common share	$0.01	$0.03	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01

Additional information related to Ridgeway is on SEDAR at www.sedar.com.

Outstanding Share Data
The following outstanding share data is as of November 15, 2005.

Share Capital

Authorized capital
Preference Shares 25,000,000
Common Shares 100,000,000

Issued and outstanding	
Preference Shares	1,000
Common Shares	43,501,993

Warrants Outstanding

Number of Share Purchase Warrants	Exercise Price	Expiry Date
357,566	$1.00	April 14, 2006
570,654	$1.30	May 4, 2006
1,009,000	$1.00	May 5, 2006
480,954	$2.00	July 24, 2006

Options Outstanding

Number of Options	Exercise Price	Expiry Date
1,650,000	$2.45	August 11, 2006
1,590,000	$1.00	November 2, 2007
300,000	$1.00	February 21, 2010
400,000	$1.05	April 21, 2010
50,000	$1.03	June 1, 2010
100,000	$0.95	July 26, 2010

Potential Risks and Uncertainties

The resource industry is highly competitive and, in addition, exposes the Company to a number of risks. Resource exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development project may be dependent on the Company's ability to raise additional capital. In certain cases, this may be achieved only through joint ventures or other relationships, which would reduce the Company's ownership interest in the project. There is no assurance that development operations will prove successful.

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.